EXHIBIT 99.1

Golar LNG Partners Unit Purchase Program

HAMILTON, Bermuda, Aug. 4, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") today announced that it has approved a unit purchase program under which the Company may purchase up to $25 million worth of Golar LNG Partners L.P. outstanding units over the next 12 months. The authorization is effective immediately. Given Golar LNG Partners' current yield of approximately 11%, the Company views this purchase program as an attractive investment opportunity.

The Company intends to purchase units from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The timing and the amount of any purchases will be determined by the Company's management based on its evaluation of market conditions, capital allocation alternatives, and other factors. The unit purchase program does not require the Company to acquire any specific number of units and may be modified, suspended, extended or terminated by the Company at any time without prior notice. Golar will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell.

Golar LNG Limited
Hamilton, Bermuda
4 August, 2015

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: +44 207 063 7900